Exhibit 1.01

Snap Inc.

Conflict Minerals Report

For the Year Ended December 31, 2017

Snap Inc. has included this report as an exhibit to its Form SD for the year ended December 31, 2017 to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Form SD (collectively, the “Conflict Minerals Rule”).

Unless the context indicates otherwise, all references to “Snap,” “the company,” “we,” “its,” “us,” and “our” refer to Snap Inc. and its consolidated subsidiaries. As used in this report, and consistent with the Conflict Minerals Rule, “conflict minerals” or “3TG” are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives tantalum, tin, and tungsten, without regard to their location of origin.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries (the “Covered Countries”). In some cases, you can identify forward-looking statements because they contain words such as “believe,” “continue,” “could,” “estimate,” “expect,” “may,” “will,” or “would” or the negative of these words or other similar terms or expressions. Our actual results may not materialize and actual results are subject to risks and uncertainties that could cause actual results to be materially different. These risks and uncertainties may include, but are not limited to, (1) whether our direct and indirect suppliers implement satisfactory traceability and other compliance measures on a timely basis or at all; (2) whether smelters, refiners, and other market participants responsibly source 3TG; and (3) political and regulatory developments, whether in the DRC region, the United States, or elsewhere. Any forward-looking statements contained in this report are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update any forward-looking statements in this report to reflect events or circumstances after the date of this report or to reflect new information or the occurrence of unanticipated events, except as required by law.

Overview; Applicability of the Conflict Minerals Rule to Snap

Our flagship product, Snapchat, is a camera application that helps people communicate visually with friends and family through short videos and images called Snaps. We generate revenue primarily from advertising on Snapchat. In 2017, our only product that was in-scope for purposes of the Conflict Minerals Rule was Spectacles, our sunglasses that make Snaps, along with the associated charging case and cable (the “Product”). As an electronic hardware product, the Product includes each of the 3TG.

Spectacles are manufactured by third parties on our behalf. Accordingly, we do not source 3TG in raw form, do not have relationships with mines, smelters, or refiners, and believe that we are many levels removed from these market participants. However, through the efforts described in this report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and to encourage responsible sourcing of 3TG by our supply chain.

Snap’s Conflict Minerals Policy

It is our policy to fully comply with laws and guidance, in the United States and abroad, regarding conflict minerals. Our aim is to go above and beyond to ensure no product we make plays any role in financing armed conflict.

Consistent with these goals, we require our suppliers to agree to a Supplier Code of Conduct that sets forth conflict minerals standards. Those standards provide, among other things, that the suppliers must adhere to the OECD Guidance (as defined below), must exercise diligence on the source and chain of custody of 3TG used in their products, and must provide details of their diligence measures on request. Our policy is available on our website at www.snap.com under the heading “Other Terms & Policies.” Information contained on or accessed through our website is not incorporated by reference into this report should not be considered part of this report.

We do not seek to embargo responsible sourcing of 3TG from the Covered Countries and we do not condone a general embargo on sourcing from the region.

Reasonable Country of Origin Inquiry

As provided for in the Conflict Minerals Rule, for 2017, we conducted a reasonable country of origin inquiry (“RCOI”). In connection with our RCOI, we reached out to 103 tier-one suppliers (the “Suppliers”) that we believed may have provided parts or components for the Product that contained 3TG necessary for the Product’s functionality or production. Our RCOI was reasonably designed to determine in good faith whether any of the 3TG in the Product originated in a Covered Country or from recycled or scrap sources. For our RCOI, we utilized the management systems contemplated by step one of the OECD Guidance and the supplier engagement process contemplated by step two of the OECD Guidance. These steps and the related activities are discussed under the section titled “Due Diligence” below. The results of our RCOI are discussed below under “RCOI and Due Diligence Results.”

Based on our RCOI, we had reason to believe that some of the 3TG in the Product may have originated from the Covered Countries. Therefore, in accordance with the Conflict Minerals Rule, we performed due diligence on the source and chain of custody of the 3TGs in question.

Due Diligence

We designed our due diligence measures to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and tin, tantalum, and tungsten (collectively, the “OECD Guidance”). Selected elements of our due diligence are discussed below.

Step 1: Management Systems

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As noted earlier, we have adopted, and communicated to suppliers and the public, a policy for the supply chain of 3TG originating from conflict-affected and high-risk areas. Our policy is available on our website.

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We have established a team responsible for our 3TG compliance. The team includes personnel from the Legal and Integrity & Compliance departments. Executive leadership of our 3TG compliance program rests with our Chief Compliance Officer, a member of our senior management team. Our compliance efforts are supported by external resources. We use a third-party service provider (the “Service Provider”) to assist us with supplier outreach, data validation, and smelter analysis. Some of the activities discussed in this report were performed on our behalf by the Service Provider. We also use specialist outside counsel to advise on selected aspects of our compliance program.

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We have established a system of transparency, information collection, and control over the supply chain, including the RCOI and due diligence procedures described in this report. We use the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (the “RMI,” formerly known as the Conflict-Free Sourcing Initiative) to identify smelters and refiners in our supply chain. The CMRT requires suppliers to provide information concerning the usage and source of 3TG in their components, parts, and products, as well as information concerning their related compliance efforts. We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings, and resulting decisions, on a computerized database for at least five years.

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Given our downstream location in the supply chain and lack of influence over sourcing by smelters and refiners, we believe that the best way for us to help ensure that the 3TG in our products is responsibly sourced, and to more generally help further responsible sourcing of 3TG, is through participation in and support of multi-stakeholder initiatives. To that end, we are an active member of the Responsible Business Alliance (formerly known as the Electronic Industry Citizenship Coalition) and the RMI.

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Our standard terms and conditions require our suppliers – as well as their suppliers, subsidiaries, affiliates, and subcontractors – to follow our Supplier Code of Conduct, which includes a provision specific to 3TG compliance that addresses responsible sourcing of 3TG and cooperation with our compliance efforts. Our Supplier Code of Conduct is available on our website.

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We periodically provide training to relevant employees and suppliers on our 3TG compliance policies and procedures. In addition, in-scope suppliers have access to the Service Provider’s educational materials.

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We maintain a publicly accessible mechanism for employees, suppliers, and other interested parties to report violations of our Conflict Minerals Policy. Suppliers and employees can report possible violations or other questionable behavior by email at compliance@snap.com, telephone our compliance helpline at 1-844-432-1975, or access our compliance portal at www.snapchat.ethicspoint.com.

Step 2: Identifying and Assessing Risk in the Supply Chain

We identified and assessed risk in our supply chain as described below.

The Service Provider requested that the Suppliers complete a CMRT. The Service Provider followed up by email or phone with Suppliers that did not respond within a specified time-frame. Eighty-seven percent of the Suppliers submitted CMRTs.

The Service Provider reviewed the completed responses received from the Suppliers. The Service Provider verified and validated responses for accuracy and completeness, using specific validation criteria. Under the Service Provider’s written procedures, incomplete or unsupported supplier declarations are returned to suppliers for correction. In addition, when the information provided by a supplier is found to be inconsistent or wrong, the supplier is re-contacted and asked to clarify or correct the information.

The Service Provider identified risks by assessing the due diligence practices of smelters and refiners listed in CMRT responses. The Service Provider compared the processing facilities listed to the list of smelters and refiners published by the RMI. The Service Provider also reviewed whether each smelter or refiner is Conformant (as defined below) with the RMI’s Responsible Minerals Assurance Process (“RMAP”). It assessed each identified smelter or refiner using three factors: (1) geographic proximity to the Covered Countries; (2) RMAP audit status; and (3) credible evidence of unethical or conflict sourcing. It also evaluated suppliers on program strength using criteria from the OECD Guidance.

Based on the information furnished by the Suppliers and the Service Provider, we assessed the risks of adverse impacts, which informed our risk mitigation activities, as discussed below.

Step 3: Risk Mitigation

Our compliance team reported the findings of its supply chain risk assessment to our Chief Compliance Officer.

As part of our risk management, in addition to the measures discussed elsewhere in this report, to the extent that a smelter or refiner listed on a CMRT by a Supplier triggered a red flag, the Service Provider requested that the Supplier submit a “product level” CMRT, to enable us to identify whether the smelter or refiner processed 3TG contained in the Product. None of the Suppliers provided us with a product level CMRT that listed a smelter or refiner with credible evidence of unethical or conflict sourcing. However, we did not conclude that the Product was “DRC conflict free” within the meaning of the Conflict Minerals Rule.

In addition, the Service Provider directed Suppliers that listed a smelter or refiner that triggered a red flag to the Service Provider’s educational materials on mitigating smelter and refiner risk in the supply chain. Through our membership with the RMI, we also encourage smelters and refiners to participate in the RMAP. The Service Provider contacted any smelters or refiners reported by Suppliers that were not already part of the RMAP to encourage them to participate in the RMAP. We utilize information provided by the Service Provider and by the RMI to its members, to monitor smelter and refiner improvement.

We determine other steps to address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified and take additional steps to the extent we determine to be appropriate under the circumstances.

Step 4: Audits of Smelter and Refiner Due Diligence Practices

In connection with our due diligence, we and the Service Provider utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners. We support independent third-party audits through our membership in the RMI.

Step 5: Public Reporting on Supply Chain Due Diligence

We filed this report as an exhibit to a Form SD with the Securities and Exchange Commission and made this report available on our website.

RCOI and Due Diligence Results

Smelters and Refiners

In connection with our RCOI or due diligence, as applicable, our Suppliers identified a total of 314 smelters and refiners that may be part of our supply chain for the Product for 2017, as reflected in the table below. Of these smelters and refiners, as of May 3, 2018, 255 are listed as Conformant by the RMI and eight are listed as Active (as defined below). A majority of the CMRTs we received were completed at a company level. We are therefore generally unable to determine whether the identified smelters and refiners are actually in our supply chain.

Please see the notes accompanying the table for additional information. Due to our position in the supply chain, which is discussed above, we rely on our suppliers for accurate smelter and refiner information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in the Product.

Smelter and Refiner and Country of Origin Information(1)

	Conformant				Active	On Smelter Look-up List Only
	Covered Country Sourced	Non-Covered Country Sourced	Non- Disclosed	Recycled or Scrap
Tantalum (Total Unique Smelters = 42)	14	38	1	26	0	1
Tin (Total Unique Smelters = 80)	2	67	10	23	1	8
Tungsten (Total Unique Smelters = 46)	4	39	5	17	1	3
Gold (Total Unique Smelters = 146)	0	14	117	26	6	39

(1)We note the following in connection with the information contained in the table above:

(a)	“Conformant” means that a smelter or refiner was listed as conformant with the RMAP’s assessment protocols, including through mutual recognition and those indicated as “re-audit in process.”
(b)	“Active” means that the smelter or refiner is a participant in the RMAP and has committed to undergo an audit or is participating in a cross-recognized certification program.
(c)	A smelter or refiner is listed as “On Smelter Look-up List Only” if it was not Conformant or Active but appears on the Smelter Look-up tab list of the CMRT.
(d)

Origin information was derived from information made available by the RMI to its members. According to this information, some of the Conformant smelters and refiners may have sourced from both within the Covered Countries and from outside the Covered Countries. For those smelters and refiners, we were not able to determine the country of origin of the 3TG specific to the Product.

(e)	If a smelter or refiner sourced from multiple sources, it is included in the table under each applicable category.
(f)	A smelter or refiner is indicated as “Conformant/Non-Disclosed” if the county of origin of the 3TG processed by the smelter or refiner was not disclosed by the RMI.
(g)	For 2017, we were not able to determine the country of origin for the 3TG processed by any of the smelters or refiners listed as “Active” or “On Smelter Look-up List Only.”
(h)	The compliance status and origin information reflected in the table is based solely on information made available by the RMI to its members, without independent verification by us.
(i)	All compliance status information in the table is as of May 3, 2018.

Additional Steps to be Taken to Mitigate Risk

For 2018, we have taken or intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the necessary 3TGs in the Product directly or indirectly finance or benefit armed groups in the Covered Countries:

●	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2017 to encourage them to provide requested information for 2018.
●	Encourage Suppliers with identified compliance program deficiencies (based on the Service Provider’s assessment of program strength) to remediate those deficiencies.
●	Encourage suppliers to provide product level CMRTs.
●	Encourage suppliers to access the Service Provider’s information and training resources.
●	Encourage suppliers to source 3TG responsibly, particularly when sourcing from the Covered Countries.
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Communicate to new potentially in-scope suppliers our sourcing expectations, including by disseminating the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

All of the foregoing steps are in addition to the steps that we took in 2017, which we intend to continue to take in 2018 to the extent applicable.